Exhibit 12g
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                                  Requirements
                                                                                  Twelve Months
                                               Twelve Months Ended December 31,        Ended
                                                     (Thousand of Dollars)            June 30,
                                            1994     1995    1996     1997     1998     1999
Earnings, as defined:
   Income before income taxes            $109,173 $135,333 $142,710 $138,746 $140,984 $148,063
   Adjust for distributed income of
      equity investees                        326   (2,058)  (1,413)  (3,943)  (4,697)  (7,074)
   Equity in loss of equity method
      investments                               0        0        0        0      476      476
   Minority interest in losses of
      majority owned subsidiaries               0        0        0        0     (125)    (115)
   Supplemental fixed charges and
      preferred dividends, as below        57,849   59,992   60,939   64,317   63,967   64,840

      Total earnings, as defined         $167,348 $193,267 $202,236 $199,120 $200,605 $206,190

Fixed charges, as defined:
   Interest charges                      $ 54,433 $ 56,456 $ 57,348 $ 60,761 $ 60,593 $ 61,333
   Rental interest factor                     794      925      991      982      801      942
      Total fixed charges                  55,227   57,381   58,339   61,743   61,394   62,275
   Supplemental increment to fixed
      charges*                              2,622    2,611    2,600    2,574    2,573    2,565

   Supplemental fixed charges              57,849   59,992   60,939   64,317   63,967   64,840
   Preferred stock dividends-gross
      up-Idaho Power rate                  10,682   12,392   12,146    7,803    8,275    8,857

      Total combined supplemental fixed
         charges and preferred dividends $ 68,531 $ 72,384 $ 73,085 $ 72,120 $ 72,242 $ 73,697
Supplemental ratio of earnings to
   combined fixed charges and preferred
   dividends                                 2.44x    2.67x    2.77x    2.76x    2.78x    2.80x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operation expenses